Exhibit 99.2

Aurum Consulting c/o Centralis Cayman Limited One Capital Place, 3rd Floor PO Box 1564, Grand Cayman Cayman Islands, KY1-1110 Phone: +61 (0) 400 488 617 Email: iwojones@hotmail.com

22 October 2026

Collective Mining Ltd.

201 South Biscayne Boulevard,

Suite 2210,

Miami, Florida 33131

United States of America

I, Ivor W.O. Jones, FAusIMM, P.Geo., do hereby consent to:

1.	The public filing of the technical report titled “Guayabales Project - Apollo Mineral Resource, Caldas Department, Colombia" dated October 22, 2026, with an effective date of October 13, 2026, (“Technical Report”), prepared for Collective Mining Ltd. in support of its news release dated September 8, 2026.

2.	The inclusion or incorporation by reference of the Technical Report, or any extracts from or summary of it, in any filing or disclosure document prepared by Collective Mining Ltd. in accordance with securities laws.

3.	The written disclosure of any scientific and technical information by Collective Mining Ltd. in any relevant documents that is derived from, or based on, the Technical Report.

I certify that I have read the Technical Report and that it fairly and accurately represents the information I prepared or contributed to. I am a FAusIMM, P.Geo. and an independent Qualified Person as defined under National Instrument 43-101 by way experience, qualifications and APEG membership.

Dated October 22, 2026.

/signed/ Ivor W.O. Jones

Ivor W.O. Jones, M.Sc., P.Geo, FAusIMM

Director & Executive Consultant

Aurum Consulting